Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		December 31,	September 30,
	Note	2006	2007
			(Unaudited)
		U.S. dollars in thousands

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$10,170	$24,531
Short-term bank deposits		5,364	4,435
Short-term marketable securities		6,578	7,128
Trade receivables (net of allowance for doubtful accounts of $842 and $1,154 at December 31, 2006 and September 30, 2007, respectively)		27,433	34,232
Other accounts receivable and prepaid expenses	4	6,925	7,231
Inventories	5	27,311	39,069

Total current assets		83,781	116,626

LONG-TERM ASSETS:
Long-term bank deposits		2,873	—
Long-term marketable securities		4,500	1,012
Severance pay fund		2,537	2,983

Total long-term assets		9,910	3,995

PROPERTY AND EQUIPMENT, NET		2,660	3,907

Total assets		$96,351	$124,528

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables		$22,147	$29,652
Deferred revenues		3,739	7,189
Other accounts payable and accrued expenses	6	10,627	12,186

Total current liabilities		36,513	49,027

LONG TERM LIABILITIES:
Accrued severance pay		4,352	4,811
Other payables	7	7,925	4,262

Total long-term liabilities		12,277	9,073

COMMITMENTS AND CONTINGENT LIABILITIES	7
SHAREHOLDERS’ EQUITY:	8
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 40,000,000 shares at December 31, 2006 and at September 30, 2007 (unaudited); Issued and outstanding: 27,436,090 and 29,749,336 shares at December 31, 2006 and September 30, 2007 (unaudited), respectively		68	73
Additional paid-in capital		181,128	191,249
Accumulated other comprehensive income		64	97
Accumulated deficit		(133,699)	(124,991)

Total shareholders’ equity		47,561	66,428

Total liabilities and shareholders’ equity		$96,351	$124,528

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Nine Months Ended
		September 30,
	Note	2006	2007
		(Unaudited)
		U.S. dollars in
		thousands (except per share data)

Revenues	10	$75,470	$115,743
Cost of revenues		49,314	73,952

Gross profit		26,156	41,791

Operating expenses:
Research and development		9,850	11,084
Less-grants and participations		1,543	—

Research and development, net		8,307	11,084
Selling and marketing		12,312	18,124
General and administrative		3,736	3,751
Expense in respect of settlement reserve		—	450

Total operating expenses		24,355	33,409

Operating income		1,801	8,382
Financial income, net		868	326

Net income		$2,669	$8,708

Net earnings per share:	11
Basic net earnings per share		$0.10	$0.31

Diluted net earnings per share		$0.09	$0.28

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,
	2006	2007
	(Unaudited)
	U.S. dollars in
	thousands

Cash flows from operating activities:
Net income	$2,669	$8,708
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	836	960
Stock-based compensation expense	1,342	1,278
Loss (gain) from sale of property and equipment	22	(24)
Accrued severance pay, net	432	13
Decrease (increase) in accrued interest on bank deposits	(190)	27
Interest accrued and amortization of premium on held-to-maturity marketable securities	96	100
Increase in trade receivables, net	(11,665)	(6,799)
Increase in other accounts receivable and prepaid expenses	(2,133)	(273)
Increase in inventories	(5,177)	(11,758)
Increase in trade payables	6,875	7,505
Increase in deferred revenues	1,489	3,450
Increase in other accounts payable and accrued expenses	1,096	1,559
Decrease in other long-term payables	—	(3,663)

Net cash provided by (used in) operating activities	(4,308)	1,083

Cash flows from investing activities:
Purchase of property and equipment	(803)	(2,183)
Short-term bank deposits, net	200	968
Proceeds from maturities of long-term bank deposits	2,035	2,807
Investment in held-to-maturity marketable securities	(3,066)	(500)
Proceeds from maturities of held-to-maturity marketable securities	4,947	3,338

Net cash provided by investing activities	3,313	4,430

Cash flows from financing activities:
Proceeds from exercise of share options	656	8,848

Net cash provided by financing activities	656	8,848

Increase (decrease) in cash and cash equivalents	(339)	14,361
Cash and cash equivalents at the beginning of the period	10,315	10,170

Cash and cash equivalents at the end of the period	$9,976	$24,531

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

NOTE 1:—  GENERAL

Ceragon Networks Ltd. (“the Company”) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. The Company’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company has ten wholly-owned subsidiaries in Brazil, France, Hong Kong, Singapore, India, Mexico, the Philippines, the United Kingdom, Australia and the United States. The subsidiaries provide marketing, distribution, sales and technical support to the Company’s customers worldwide.

As to principal markets and major customers, see Note 10.

NOTE 2:—  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2006, are applied consistently in these unaudited interim consolidated financial statements.

NOTE 3:—  UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim condensed consolidated statements have been prepared in accordance with generally accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2007, are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. The condensed consolidated balance sheet of December 31, 2006, has been derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, reference is made to consolidated financial statements and footnotes thereto in the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2006.

NOTE 4:—  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,	September 30,
	2006	2007
		(Unaudited)

Government authorities	$1,661	$3,160
Prepaid expenses	616	739
Deferred expenses	597	2,012
Receivables related to unrecognized sold inventory	3,892	857
Others	159	463

	$6,925	$7,231

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

NOTE 5:—  INVENTORIES

	December 31,	September 30,
	2006	2007
		(Unaudited)

Raw materials	$6,573	$5,674
Work in progress	2,257	3,104
Finished products	18,481	30,291

	$27,311	$39,069

The Company has been utilizing part of the products related to the components written-off in 2005. During the nine month periods ended September 30, 2006 and 2007 (unaudited), previously written-off inventories in the amounts of $57 and $109, respectively, were utilized as components in products in the Company’s ordinary course of production, and were sold as finished products to customers. The sales of these related manufactured products were reflected in the Company’s revenues without additional cost to the cost of sales in the period in which the inventory was utilized.

NOTE 6:—  OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,	September 30,
	2006	2007
		(Unaudited)

Employees and payroll accruals	$4,098	$5,538
Accrued expenses	1,401	508
Government authorities (Note 7a)	3,962	4,385
Provision for warranty costs	1,135	1,517
Other	31	238

	$10,627	$12,186

NOTE 7:—  COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties to the Office of the Chief Scientist:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2006, the Company obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (“the OCS”) in the aggregate of $18,542 for certain of the Company’s research and development projects. The Company was obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, equal to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties was contingent on actual sales of the products and in the absence of such sales, no payment is required.

In December 2006, the Company entered into an agreement with the OCS to conclude its research and development grant programs sponsored by the OCS. Under the agreement, as of December 31, 2006, the Company was obligated to repay the OCS approximately $11,887. The total amount of $11,887 was expensed during 2006 as cost of revenues, out of which, $3,962 was recorded in short term liabilities and $7,925 in long-term liabilities. The payment will be in six semiannual installments from 2007 through 2009. The outstanding obligation is linked to the change in Israel’s Consumer Price Index and bears interest. In addition, the Company is required to continue reporting to the OCS regarding its sales semiannually until the obligation is fully paid. At each report, the Company is required to calculate the amount which the Company would have been obligated to pay the OCS, had the Company paid a royalty of 3.15% on all its sales for such period. If

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

the resulting amount is more than one-sixth of the total amount of $11,887, the Company will be required to pay the difference in the same payment cycle. However, any such payments will be applied to the last semiannual installments such that the total obligation will not be increased and the period for paying the obligation may be accelerated. As a result of the agreement with the OCS, the Company recorded an expense of $10,444 million in 2006 as cost of revenues.

The total outstanding obligation as of September 30, 2007 was $8,524.

b.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at September 30, 2007, are as follows:

		Motor
	Facilities	vehicles	Total

2007 (October through December)	$364	$242	$606
2008	683	748	1,431
2009	159	326	485
2010	124	219	343
2011 and thereafter	422	—	422

	$1,752	$1,535	$3,287

Expenses for lease of facilities for the nine months ended September 30, 2006 and 2007 were approximately $781 and $801 (unaudited), respectively (see also Note 12).

Expenses for the lease of motor vehicles for the nine months ended September 30, 2006 and 2007 were approximately $570 and $650 (unaudited), respectively.

c.	Charges and guarantees:

As of September 30, 2007 (unaudited), the Company provided bank guarantees in an aggregate amount of $7,736 with respect to tender offer guarantees and performance guarantees to its customers.

d.	Potential claim:

NEC Corporation, or NEC, has asserted that the Company has been using its intellectual property in certain of the Company’s products. The Company entered into discussions with NEC with respect to NEC’s allegation. On August 8, 2007, in the framework of this discussion, the Company made a settlement offer that included a lump sum payment of $450 and certain cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC’s allegations. Currently, the Company is awaiting to NEC’s response.

The Company believes, based on the opinion of the Company’s legal counsel, that the Company is not infringing any valid NEC patent at issue, and if any of NEC’s claims were to be tried, a competent judge or jury would not find the Company liable to NEC for patent infringement damages. However, in the light of the Company’s offer to NEC, a provision of $450 was accrued in the financial statements as of September 30, 2007.

NOTE 8:—  SHAREHOLDERS’ EQUITY

The ordinary shares of the Company are traded on the Nasdaq Global Market and on the Tel Aviv Stock Exchange, under the symbol “CRNT”.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

On October 25, 2007, the Company increased the registered share capital from 40,000,000 ordinary shares to 60,000,000 ordinary shares.

a.	Total comprehensive income:

	Nine Months Ended
	September 30,
	2006	2007
	(Unaudited)

Net income	$2,669	$8,708
Unrealized gain from hedging activities	92	33

Comprehensive gain	$2,761	$8,741

b.	Exercise of options:

During the nine months period ended September 30, 2007, a total of 2,313,246 options were exercised into ordinary shares, for an aggregate consideration of $8,848.

c.	Share option plans:

1. Accounting for stock-based compensation:

The Company estimates the fair value of stock options granted under SFAS 123R using the Binomial model with the following weighted-average assumptions for the nine months ended September 30, 2007: risk-free interest rates of 4.10%-5.21% which is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term; dividend yield of 0%, volatility of price of the Company’s shares of 35.97%-58.39% based upon actual historical stock price movements over the most recent periods ending on the date of grant equal to the expected option term, and early exercise multiples of 2.36 and 3.10 in the nine months ended September 30, 2007 based on actual historical data. Based on the assumptions used, the weighted average expected term of the share options granted in the nine months ended September 30, 2007 is 4.52 years.

The Company recognizes compensation expense based on awards ultimately expected to vest. Estimated forfeitures are based on historical pre-vesting forfeitures and on management’s estimates. SFAS 123(R) requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for each of the nine months ended September 30, 2006 and 2007, was comprised as follows:

	Nine Months Ended
	September 30,
	2006	2007
	(Unaudited)

Cost of revenues	$133	$91
Research and development, net	241	204
Selling and marketing	341	524
General and administrative	627	459

Total stock-based compensation expenses	$1,342	$1,278

Effect of stock-based compensation expenses, on basic and diluted loss per Ordinary share	$0.05	$0.04

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

2. Under the Company’s 1996 Key Employee Share Incentive Plan, the 1997 Affiliate Employees Share Option Plan (collectively “the Plans”), and the 2003 Share Option Plan (“the 2003 Plan”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over three to five years. The options expire ten years from the date of grant.

In light of the adoption of the 2003 Plan, the Company ceased granting options under the 1996 Key Employee Share Incentive Plan as of December 31, 2002 and under the Affiliate Employee Share Option Plan as of February 2003 although options granted under the 1996 Key Employee Share Incentive Plan or 1997 Affiliate Share Option Plan before such dates are still valid, subject to the respective Plans.

3. Upon adoption of its share option plans, the Company reserved for issuance 13,523,188 ordinary shares in accordance with the respective terms thereof. As of December 31, 2006 and September 30, 2007, the Company had an aggregate of 290,112 ordinary shares and 620,939 ordinary shares, respectively, available for future grant under the plans. Any options which are canceled or forfeited before the expiration date become available for future grants.

The following is a summary of the Company’s share options activity for the year ended December 31, 2006 and for the nine months period ended September 30, 2007 (unaudited):

	Year Ended December 31, 2006
		Weighted	Weighted average
		average	remaining	Aggregate
	Number	exercise	contractual	intrinsic
	of options	price	term (in years)	value

Outstanding at beginning of year	7,273,364	$4.17
Granted	769,000	$4.77
Exercised	(1,101,087)	$1.92
Forfeited	(412,492)	$5.56

Outstanding at end of the year	6,528,785	$4.53	6.70	$9,233

Options exercisable at end of the year	4,030,928	$4.47	5.69	$7,062

Vested and expected to vest	6,065,617	$4.53	6.70	$8,578

	Nine Months Ended September 30, 2007
			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term (In Years)	Value
	(Unaudited)

Outstanding at beginning of period	6,528,785	$4.53
Granted	577,000	$7.32
Exercised	(2,313,996)	$3.68
Forfeited	(235,327)	$6.15

Outstanding at end of the period	4,556,462	$5.17	6.97	$63,039

Options exercisable at end of the year	2,390,359	$4.93	5.68	$33,629

Vested and expected to vest	3,958,984	$5.17	6.97	$54,773

All of the Company’s options granted during 2006 and the nine months ended September 30, 2007 were with exercise prices which were equal to the market value of the ordinary shares at their grant dates. The

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

weighted average grant date per share fair values of the options granted during 2006 and the nine months ended September 30, 2007 (unaudited) were $1.31 and $2.80, respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing share price on the last trading day in the period presented and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount is impacted by the changes in the fair market value of the Company’s shares. Total intrinsic value of options exercised during the period ended September 30, 2007 (unaudited) and December 31, 2006 were $35,122 and $3,905, respectively. As of September 30, 2007 (unaudited) and December 31, 2006, there were $1,943 and $1,670 respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s share option plans. That cost is expected to be recognized over a weighted-average period of one year.

For the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007 (unaudited), the Company recorded compensation expenses of $1,712, $1,342 and $1,278, respectively.

NOTE 9:—  TAXES ON INCOME

In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement 109, “Accounting for Income Taxes”. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. FIN 48 applies to all tax positions related to income taxes subject to SFAS 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for de-recognition of tax positions. The provisions of FIN 48 are effective beginning January 1, 2007. The Company adopted this new interpretation effective January 1, 2007, which did not have a significant impact on its consolidated financial position, results of operations or liquidity.

Based on the Company’s accounting policy, the Company elected to classify interest on income taxes recognized in the financial statements as interest expenses and penalties with respect to income taxes recognized in the financial statements as income taxes. As of September 30, 2007, no such interest expenses and penalties were recognized.

NOTE 10:—  SEGMENTS, CUSTOMERS AND GEOGRAPHICAL INFORMATION

The Company applies SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

The following presents total revenues for the nine months ended September 30, 2006 and 2007, and long-lived property and equipment as of December 31, 2006 and September 30, 2007 by geographic areas:

	Nine Months Ended
	September 30,
	2006	2007
	(Unaudited)

Revenues from sales to external customers:
North America	$19,597	$27,457
Europe, Middle East and Africa	27,641	37,572
Asia-Pacific	23,133	45,902
Latin America	5,099	4,812

	$75,470	$115,743

	December 31,	September 30,
	2006	2007
	(Unaudited)
Property and equipment, net, by geographic areas:
Israel	$2,339	$3,583
Others	321	324

	$2,660	$3,907

Major customer data as a percentage of total revenues:

	Nine Months Ended
	September 30,
	2006		2007
	(Unaudited)

Customer A	15		12
Customer B	(*	)	10

*)	Less than 10% of total revenues.

NOTE 11:—  NET EARNINGS PER SHARE

Basic net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS 128”).

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

The following table sets forth the computation of basic and diluted net earnings per share:

	Nine Months Ended
	September 30,
	2006	2007
	(Unaudited)

Numerator:
Numerator for basic and diluted net earnings per share — income available to shareholders	$2,669	$8,708

Denominator:
Denominator for basic net earnings per share — weighted average number of shares	26,602,155	28,526,786

Effect of dilutive securities:
Employee share options	1,575,671	2,280,190

Denominator for diluted net earnings per share — adjusted weighted average number of shares	28,177,876	30,806,976

NOTE 12:—  RELATED PARTY BALANCES AND TRANSACTIONS

Most of the related party balances and transactions are with related companies and principal shareholders.

Yehuda Zisapel is a principal shareholder and Zohar Zisapel is the Chairman of the Board of Directors and a principal shareholder of the Company. They are brothers who, as of September 30, 2007, owned 19.9% of the Company’s ordinary shares in the aggregate. They are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with legal, management information systems, marketing, and administrative services, and the Company reimburses each company for its costs in providing these services. The aggregate amounts of these expenses for each of the nine months ended on September 30, 2006 and 2007 (unaudited) were approximately $250 and $365, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. During 2005, the Company extended its facility lease agreement for an additional two years. Additionally, the Company leases the U.S. subsidiary office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until September 2008. The aggregate amounts of rent and maintenance expenses related to these properties for each of the nine months ended on September 30, 2006 and 2007 (unaudited) were approximately $302 and $67, respectively.

The Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components for each of the nine months ended September 30, 2006 and 2007 (unaudited) was approximately $2,943 and $2,062, respectively.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

Transactions with related parties:

	Nine Months Ended
	September 30,
	2006	2007
	(Unaudited)

Cost of revenues	$3,063	$2,151

Research and development expenses, net	182	154

Selling and marketing expenses	144	162

General and administrative expenses	34	28

Balances with related parties:

	As of
	December 31,	September 30,
	2006	2007
	(Unaudited)

Trade payables, other accounts payable and accrued expenses	$36	$184